Richard J. Coyle	320 South Canal Street
Partner	Chicago, Illinois 60606

T 312.845.3724
rcoyle@chapman.com

November 26, 2024

VIA EDGAR CORRESPONDENCE

Jennifer McHugh
United States Securities and Exchange Commission
Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bitwise Funds Trust
File Nos. 333-264900; 811-23801

Dear Ms. McHugh:

This letter responds to your comments delivered telephonically regarding the registration statements filed on Form N-1A for Bitwise Funds Trust (the “Registrant”) with the staff of the Securities and Exchange Commission (the “Staff”) on October 4, 2024 (the “Registration Statement”). The Registration Statement relates to Bitwise Trendwise Bitcoin and Treasuries Rotation Strategy ETF (formerly, Bitwise Bitcoin Optimum Roll Strategy ETF), Bitwise Trendwise Ethereum and Treasuries Rotation Strategy ETF (formerly, Bitwise Ethereum Strategy ETF) and Bitwise Trendwise BTC/ETH and Treasuries Rotation Strategy ETF (formerly, Bitwise Bitcoin and Ether Equal Weight Strategy ETF) (the “Funds”), each a series of the Registrant. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Fees and Expenses of the Fund

Please provide the Staff a completed fee table for each of the Funds at least five days prior to the effectiveness of the Registration Statements.

Response to Comment 1

Pursuant to the Staff’s comment, prospectuses for each Fund containing completed fee tables have been sent to the Staff under separate cover.

Comment 2 – Fees and Expenses of the Fund

The Staff notes the disclosure set forth in the footnote to the table entitled “Annual Fund Operating Expenses” regarding the fee waiver. If fees previously waived pursuant to this agreement may be recouped by the Adviser, please disclose as such in this footnote. Additionally, if the fee waiver agreement can be terminated, please indicate who can terminate it and under what circumstances. Lastly, please ensure that the term of the fee waiver agreement extends at least one year from the effective date of the Registration Statement.

Response to Comment 2

The Registrant confirms that fees previously waived pursuant to the fee waiver agreement may not be recouped by the Adviser. Additionally, the referenced footnote has been revised as set forth below.

(1) The Fund’s investment adviser has contractually agreed to waive its advisory fees and/or assume as its own expense certain expenses otherwise payable by the Fund to the extent necessary to ensure that total annual fund operating expenses do not exceed 0.85% of average daily net assets until May 1, 2027. This Agreement may be terminated by the Trust, on behalf of the Fund, at any time and by the Fund’s investment adviser after May 1, 2027 upon sixty (60) days’ written notice to the Fund.

Comment 3 – Portfolio Turnover Rate

Please confirm that the currently disclosed portfolio turnover rate of 0% is accurate.

Response to Comment 3

The Registrant so confirms.

Comment 4 – Principal Investment Strategies

Please confirm supplementally that a Fund will have either 100% exposure to bitcoin, ether or bitcoin and ether (as applicable), or 100% exposure to U.S. Treasury securities.

Response to Comment 4

The Registrant confirms that each Fund will have either a 100% exposure to the digital asset(s) indicated in its strategy (be that bitcoin, ether, or bitcoin and ether) or a 100% exposure to U.S. Treasury securities.

Comment 5 – Principal Investment Strategies

The Staff notes the Fund’s 80% investment strategy set forth below.

Under normal market conditions, the Fund will invest at least 80% of its assets in Bitcoin Futures Contracts and U.S. Treasury securities.

Please consider whether it would be more appropriate to replace “and” with “or” given that the Fund will have either 100% exposure to Bitcoin Futures Contracts or 100% exposure to U.S. Treasury securities.

Response to Comment 5

The Registrant acknowledges the substance and merit of the Staff’s comment. However, due to the mechanism of the strategy and the leverage inherent in futures contracts, even when the Fund has a 100% notional allocation to Bitcoin Futures Contracts, it will still have 75% of its assets invested in U.S. Treasury securities. Accordingly, it has determined that to say that the Fund will be invested in Bitcoin Futures Contracts or U.S. Treasury securities is inescapably misleading. Accordingly, with the utmost respect, the Registrant declines to revise the strategy as it feels its current articulation most accurately reflects the Fund’s holdings.

Comment 6 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the second paragraph of the section entitled “Principal Investment Strategies.”

The Fund utilizes a “long-flat” trend-following investing strategy pursuant to which the Adviser rotates the Fund’s exposure between 100% exposure to Bitcoin Futures Contracts and 100% exposure to U.S. Treasury securities, based upon a proprietary signal that is based upon bitcoin’s 10-day and 20-day exponential moving average price.

Please revise to include more disclosure about the meaning of a “long-flat trend-following investing strategy.” Please also provide additional detail regarding the proprietary signal.

Response to Comment 6

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below.

The Fund utilizes a “long-flat” trend-following investing strategy pursuant to which the Adviser rotates the Fund’s exposure between 100% exposure to Bitcoin Futures Contracts and 100% exposure to U.S. Treasury securities. A long-flat strategy, like the one utilized by the Fund, takes a long position when a trend is detected, seeking to take advantage of an anticipated increase in an asset’s value. However, when a downward trend is detected, instead of shorting the downtrend, the strategy exits the position and remains in cash or cash equivalents. The Fund’s strategy is based upon a proprietary signal that is based upon an observation and comparison of bitcoin’s 10-day and 20-day exponential moving average price. An exponential moving average applies a weighting factor to each price point, giving exponentially more weight to recent data, making it a useful tool for identifying trends as it is more responsive to new price changes and trends. This signal is completely quantitative in nature.

Comment 7 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies.”

Due to the nature of the Fund’s trend-following investment strategy, there will be periods – and perhaps extended periods – when the Fund has no exposure to Bitcoin Futures Contracts, as the entirety of its assets will be invested in U.S. Treasury securities.

Please define what the Fund means by “extended periods.”

Response to Comment 7

The Registrant is unable to provide a specific definition for “extended periods” because it is inherently unknowable. The Fund’s strategy is based upon a purely quantitative signal that is based upon the price performance of bitcoin in the future. This disclosure is included to put investors on notice that depending on the future price performance of bitcoin, there could be very long periods when the Fund is not allocated to Bitcoin Futures Contracts.

Comment 8 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

Due to the high margin requirements that are unique to Bitcoin Futures Contracts and certain tests that must be met in order to qualify as a registered investment company (“RIC”), the Fund may also utilize reverse repurchase agreements during certain times of the year to help maintain the desired level of exposure to Bitcoin Futures Contracts.

Please revise to include disclosure articulating reverse repurchase agreements constitute a form of borrowing.

Response to Comment 8

Pursuant to the Staff’s comment, the following sentence has been added to the end of the referenced disclosure.

The use of reverse repurchase agreements constitutes a form of borrowing.

Comment 9 – Principal Investment Strategies

The Staff notes that disclosure set forth in the fourth paragraph of the section entitled “Principal Investment Strategies” regarding the Fund’s use of swaps. Please revise to include disclosure that such swaps are cash-settled, uncleared and non-exchange traded. Additionally, please explain why it’s necessary to use swap agreements when bitcoin futures contracts are not trading.

Response to Comment 9

Pursuant to the Staff’s comment, the referenced disclosure has been revised to include the following:

To the extent the Fund utilizes swap agreements, such instruments will be cash-settled uncleared and non-exchange traded.

The Fund primarily anticipates utilizing swap agreements to provide exposure to the price of bitcoin over periods of time, such as weekends, when Bitcoin Futures Contracts are not trading. This will help the Fund track the price of bitcoin more precisely.

Comment 10 – General

The Staff notes that disclosure set forth in Item 4 is identical to the disclosure set forth in Item 9. Please consider disclosure that may be removed from Item 4 as it is more appropriately included in Item 9.

Response to Comment 10

Pursuant to the Staff’s comment, certain disclosure has been removed from Item 4.

Comment 12 – Principal Risks

The Staff notes the following risk disclosure set forth in the section entitled “Principal Risks.”

Trend-Following Investing Risk. The Fund employs a “trend-following” style of investing. Market trends can change quickly and while positive price movement in bitcoin may cause the Fund to allocate its exposure to Bitcoin Futures Contracts, that trend may not continue. In addition, there may be periods when the trend-following style of investing is out of favor and the investment performance of the Fund may suffer.

Please consider revising this risk disclosure to indicate that when the Fund is allocated to U.S. Treasury securities, it may miss out on positive price movements in bitcoin.

Response to Comment 11

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below.

Trend-Following Investing Risk. The Fund employs a “trend-following” style of investing based upon bitcoin’s 10-day and 20-day exponential moving average price. The price movement of bitcoin, has been, and may continue to be, driven largely by speculation and thus may not track the underlying health and performance of the Bitcoin blockchain and its protocol in terms of hash rate, active addresses, transaction volume, etc. Any disconnect between the trading price of bitcoin and the fundamentals of the Bitcoin blockchain and its protocol may cause the Fund to miss key underlying trends and thus may ultimately impair its ability to enhance risk-adjusted returns and decrease the downside risk associated with investments in bitcoin-linked instruments. Additionally, bitcoin price trends can change quickly and while positive price movement in bitcoin may cause the Fund to allocate its exposure to Bitcoin Futures Contracts, that positive trend may not continue and Bitcoin Futures Contracts could experience more volatility than the market as a whole. Conversely, negative price movement in bitcoin may cause the Fund to allocate its exposure to U.S. Treasury securities and the Fund may miss out on gains experienced by bitcoin prior to the Fund’s exposure switching back to Bitcoin Futures Contracts. In addition, there may be periods when the trend-following style of investing is out of favor and the investment performance of the Fund may suffer.

Comment 12 – Financial Highlights

Please provide the Staff a prospectus for each of the Funds containing completed financial highlights at least five days prior to the effectiveness of the Registration Statement.

Response to Comment 12

Pursuant to the Staff’s comment, prospectuses for each Fund containing completed fee tables have been sent to the Staff under separate cover.

Comment 13 – Statement of Additional Information

Please provide the Staff a statement for each of the Funds containing completed “Principal Holders” tables at least five days prior to the effectiveness of the Registration Statement.

Response to Comment 13

Pursuant to the Staff’s comment, statements of additional information for each Fund containing completed “Principal Holders” tables have been sent to the Staff under separate cover.

Comment 14 – Bitwise Trendwise Ethereum and Treasuries Rotation Strategy ETF

Please revise the disclosure to make clear that the Ether Futures Contracts held by the Fund are priced based upon the New York Variant of the CME CF Ether-Dollar Reference Rate.

Response to Comment 14

Pursuant to the Staff’s comment, the disclosure has been revised accordingly.

Comment 15 – Bitwise Trendwise Ethereum and Treasuries Rotation Strategy ETF

The Staff notes that the website for the Bitwise Trendwise Ethereum and Treasuries Rotation Strategy ETF indicates that the Fund has an inception date of September 29, 2023. However, the Fund’s prospectus indicates that the Fund’s portfolio managers have been managing the Fund since October 2023. Please reconcile.

Response to Comment 15

The disparity relates to the fact that while the Fund went effective on September 29, 2023, it did not commence operations until October. However, to avoid confusion, the references to an inception date of October 2023 have been revised to September 2023.

Comment 16 – Statement of Additional Information

Please provide the Staff a statement for each of the Funds containing completed “Principal Holders” tables at least five days prior to the effectiveness of the Registration Statement.

Response to Comment 16

Pursuant to the Staff’s comment, statements of additional information for each Fund containing completed “Principal Holders” tables have been sent to the Staff under separate cover.

Comment 17 – Bitwise Trendwise Bitcoin and Treasuries Rotation Strategy ETF

Please define the 10-day and 20-day “exponential moving average price” and clarify here and/or in the corresponding risk discussion, if true, that this investment strategy is based solely on the price movement of bitcoin, which has been, and may continue to be, driven largely by speculation and thus may not track the underlying health and performance of the Bitcoin blockchain and its protocol in terms of hash rate, active addresses, transaction volume, etc. While this risk may be mitigated by the use of a 10-day and 20-day “exponential moving average price,” please also clarify that any disconnect between the trading price of bitcoin and the fundamentals of the Bitcoin blockchain and its protocol may cause the Fund to miss key underlying trends and thus may ultimately impair its ability to enhance risk-adjusted returns and decrease the downside risk associated with investments in bitcoin-linked instruments.

Response to Comment 17

Pursuant to the Staff’s comment, the section entitled “Principal Investment Strategies” has been revised include the following disclosure, as set forth below:

The Fund utilizes a “long-flat” trend-following investing strategy pursuant to which the Adviser rotates the Fund’s exposure between 100% exposure to Bitcoin Futures Contracts and 100% exposure to U.S. Treasury securities. A long-flat strategy, like the one utilized by the Fund, takes a long position when a trend is detected, seeking to take advantage of an anticipated increase in an asset’s value. However, when a downward trend is detected, instead of shorting the downtrend, the strategy exits the position and remains in cash or cash equivalents. The Fund’s strategy is based upon a proprietary signal that is based upon an observation and comparison of bitcoin’s 10-day and 20-day exponential moving average price. An exponential moving average applies a weighting factor to each price point, giving exponentially more weight to recent data, making it a useful tool for identifying trends as it is more responsive to new price changes and trends. This signal is completely quantitative in nature and is based solely on the price movement of bitcoin. (emphasis added)

In addition, the risk factor entitled “Trend-Following Investing Risk” has been revised as set forth below.

Trend-Following Investing Risk. The Fund employs a “trend-following” style of investing based upon bitcoin’s 10-day and 20-day exponential moving average price. The price movement of bitcoin, has been, and may continue to be, driven largely by speculation and thus may not track the underlying health and performance of the Bitcoin blockchain and its protocol in terms of hash rate, active addresses, transaction volume, etc. Any disconnect between the trading price of bitcoin and the fundamentals of the Bitcoin blockchain and its protocol may cause the Fund to miss key underlying trends and thus may ultimately impair its ability to enhance risk-adjusted returns and decrease the downside risk associated with investments in bitcoin-linked instruments. Additionally, bitcoin price trends can change quickly and while positive price movement in bitcoin may cause the Fund to allocate its exposure to Bitcoin Futures Contracts, that positive trend may not continue and Bitcoin Futures Contracts could experience more volatility than the market as a whole. Conversely, negative price movement in bitcoin may cause the Fund to allocate its exposure to U.S. Treasury securities and the Fund may miss out on gains experienced by bitcoin prior to the Fund’s exposure switching back to Bitcoin Futures Contracts. In addition, there may be periods when the trend-following style of investing is out of favor and the investment performance of the Fund may suffer.

Comment 18 – Bitwise Trendwise Ethereum and Treasuries Rotation Strategy ETF

Please define the 10-day and 20-day “exponential moving average price” and clarify here and/or in the corresponding risk discussion, if true, that this investment strategy is based solely on the price movement of ether, which has been, and may continue to be, driven largely by speculation and thus may not track the underlying health and performance of the Ethereum blockchain and its protocol in terms of active addresses, transaction volume, active validators, etc. While this risk may be mitigated by the use of a 10-day and 20-day “exponential moving average price,” please also clarify that any disconnect between the trading price of ether and the fundamentals of the Ethereum blockchain and its protocol may cause the Fund to miss key underlying trends and thus may ultimately impair its ability to enhance risk-adjusted returns and decrease the downside risk associated with investments in ether-linked instruments.

Response to Comment 18

Pursuant to the Staff’s comment, the section entitled “Principal Investment Strategies” has been revised include the following disclosure, as set forth below:

The Fund utilizes a “long-flat” trend-following investing strategy pursuant to which the Adviser rotates the Fund’s exposure between 100% exposure to Ether Futures Contracts and 100% exposure to U.S. Treasury securities. A long-flat strategy, like the one utilized by the Fund, takes a long position when a trend is detected, seeking to take advantage of an anticipated increase in an asset’s value. However, when a downward trend is detected, instead of shorting the downtrend, the strategy exits the position and remains in cash or cash equivalents. The Fund’s strategy is based upon a proprietary signal that is based upon an observation and comparison of ether’s 10-day and 20-day exponential moving average price. An exponential moving average applies a weighting factor to each price point, giving exponentially more weight to recent data, making it a useful tool for identifying trends as it is more responsive to new price changes and trends. This signal is completely quantitative in nature and is based solely on the price movement of ether. (emphasis added)

In addition, the risk factor entitled “Trend-Following Investing Risk” has been revised as set forth below.

Trend-Following Investing Risk. The Fund employs a “trend-following” style of investing based upon ether’s 10-day and 20-day exponential moving average price. The price movement of ether, has been, and may continue to be, driven largely by speculation and thus may not track the underlying health and performance of the Ethereum blockchain and its protocol in terms of hash rate, active addresses, transaction volume, etc. Any disconnect between the trading price of ether and the fundamentals of the Ethereum blockchain and its protocol may cause the Fund to miss key underlying trends and thus may ultimately impair its ability to enhance risk-adjusted returns and decrease the downside risk associated with investments in ether-linked instruments. Additionally, ether price trends can change quickly and while positive price movement in ether may cause the Fund to allocate its exposure to Ether Futures Contracts, that positive trend may not continue and Ether Futures Contracts could experience more volatility than the market as a whole. Conversely, negative price movement in ether may cause the Fund to allocate its exposure to U.S. Treasury securities and the Fund may miss out on gains experienced by ether prior to the Fund’s exposure switching back to Ether Futures Contracts. In addition, there may be periods when the trend-following style of investing is out of favor and the investment performance of the Fund may suffer.

Comment 19 – Bitwise Trendwise BTC/ETH and Treasuries Rotation Strategy ETF

Please define the 10-day and 20-day “exponential moving average price” and clarify here and/or in the corresponding risk discussion, if true, that this investment strategy is based solely on the price movement of bitcoin, which has been, and may continue to be, driven largely by speculation and thus may not track the underlying health and performance of the Bitcoin blockchain and its protocol in terms of hash rate, active addresses, transaction volume, etc. While this risk may be mitigated by the use of a 10-day and 20-day “exponential moving average price,” please also clarify that any disconnect between the trading price of bitcoin and the fundamentals of the Bitcoin blockchain and its protocol may cause the Fund to miss key underlying trends and thus may ultimately impair its ability to enhance risk-adjusted returns and decrease the downside risk associated with investments in ether-linked instruments. As investment in Ether Futures Contracts appears to be dependent solely on the price movement of bitcoin, please also clarify that the investment strategy necessarily would cause the Fund to miss key underlying trends related to the Ethereum blockchain and its native crypto asset ether. In this regard, you should emphasize that despite the high correlation between the price movements of bitcoin and ether historically, the material differences between the Bitcoin blockchain and Ethereum blockchain, including in terms of their consensus mechanisms and technical designs, may ultimately translate to a lower correlation between the price movements of bitcoin and ether, which would further impair the Fund’s investment strategy.

Response to Comment 19

Pursuant to the Staff’s comment, the section entitled “Principal Investment Strategies” has been revised include the following disclosure, as set forth below:

The Fund utilizes a “long-flat” trend-following investing strategy pursuant to which the Adviser rotates the Fund’s exposure between 100% exposure to Bitcoin and Ether Futures Contracts and 100% exposure to U.S. Treasury securities. A long-flat strategy, like the one utilized by the Fund, takes a long position when a trend is detected, seeking to take advantage of an anticipated increase in an asset’s value. However, when a downward trend is detected, instead of shorting the downtrend, the strategy exits the position and remains in cash or cash equivalents. The Fund’s strategy is based upon a proprietary signal that is based upon an observation and comparison of bitcoin’s 10-day and 20-day exponential moving average price. An exponential moving average applies a weighting factor to each price point, giving exponentially more weight to recent data, making it a useful tool for identifying trends as it is more responsive to new price changes and trends. This signal is completely quantitative in nature and is based solely on the price movement of bitcoin. (emphasis added)

In addition, the risk factor entitled “Trend-Following Investing Risk” has been revised as set forth below.

Trend-Following Investing Risk. The Fund employs a “trend-following” style of investing based upon bitcoin’s 10-day and 20-day exponential moving average price. The price movement of bitcoin, has been, and may continue to be, driven largely by speculation and thus may not track the underlying health and performance of the Bitcoin blockchain and its protocol in terms of hash rate, active addresses, transaction volume, etc. Any disconnect between the trading price of bitcoin and the fundamentals of the Bitcoin blockchain and its protocol may cause the Fund to miss key underlying trends and thus may ultimately impair its ability to enhance risk-adjusted returns and decrease the downside risk associated with investments in bitcoin-linked instruments.

Additionally, the Fund’s allocation to Ether Futures Contracts is entirely dependent on the price movement of bitcoin. Accordingly, the Fund’s strategy of focusing on the price of bitcoin increases the likelihood that the Fund will miss key underlying trends related to the Ethereum blockchain and its native crypto asset ether. Despite the high correlation between the price movements of bitcoin and ether historically, the material differences between the Bitcoin blockchain and Ethereum blockchain, including in terms of their consensus mechanisms and technical designs, may ultimately translate to a lower correlation between the price movements of bitcoin and ether, which would further impair the Fund’s investment strategy.

Lastly, bitcoin price trends can change quickly and while positive price movement in bitcoin may cause the Fund to allocate its exposure to Bitcoin and Ether Futures Contracts, that positive trend may not continue and Bitcoin and Ether Futures Contracts could experience more volatility than the market as a whole. Conversely, negative price movement in bitcoin may cause the Fund to allocate its exposure to U.S. Treasury securities and the Fund may miss out on gains experienced by bitcoin prior to the Fund’s exposure switching back to Bitcoin and Ether Futures Contracts. In addition, there may be periods when the trend-following style of investing is out of favor and the investment performance of the Fund may suffer.

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Please call me at (312) 845-3724 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler LLP

By:	/s/ Richard J. Coyle
Richard J. Coyle